

Mail Stop 7010

January 21, 2009

Alexei I. Kim
Chairman and President
Promotora Valle Hermosa, Inc.
301 East Pine Street, Suite 150
Orlando, Florida 32801

> **Re: Promotora Valle Hermosa, Inc.**
> **Schedule 14C filed December 19, 2008**
> **Form 10-KSB for fiscal year ended December 31, 2007**
> **Form 10-Q for the period ended September 30, 2008**
> **Form 8-K/A filed on September 3, 2008**
> **File No. 000-27199**

Dear Mr. Kim:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>SCHEDULE 14C FILED ON DECEMBER 19, 2008</u>

<u>General</u>

1. We note that on August 5, 2008, you entered into a reverse acquisition with the company 494 UNR Open Joint Stock, Inc. by issuing to Alexei I. Kim, the

controlling stockholder of 494 UNR Open Joint Stock, Inc., 20,500,000 shares of your common stock, constituting 83.79% of your outstanding shares of common stock, in exchange for 66.83% of the outstanding common and preferred stock of 494 UNR Open Joint Stock, Inc. If this transaction was required to be approved by shareholders, please explain why no proxy or information statement was filed prior to the conduct of the solicitation or taking of the corporate action. We may have further comment.

2. Please provide the telephone number of the principal executive offices of 494 UNR Open Joint Stock, Inc.

3. Please provide the information required by Item 14(b)(5) of Schedule 14A.

4. We note your 8-K filed on August 7, 2008 describing the Acquisition Agreement and the Schedule 14F-1 filed on August 8, 2008. Please ensure that you have disclosed all of the information as described in Rule 14f-1 of the Exchange Act. Please include this disclosure in the information statement. We may have further comment.

5. Please disclose the information required by Item 3 of Schedule 14C.

6. Please present the pro forma per share information requested by Item 14(b)(10) of the Schedule 14A.

7. Please provide additional clarity about the net assets that existed at Promotora Valle Hermoso, Inc. prior to the transaction with 494 UNR Open Joint Stock, Inc. as well as the terms of the sale of the existing business to former management of Promotora Valle Hermoso, Inc. by addressing the following:

   - Please disclose the net assets that existed at Promotora Valle Hermoso, Inc. prior to the sale of the existing business to former management and the transaction with 494 UNR Open Joint Stock, Inc.;

   - Please disclose the amount of net assets of Promotora Valle Hermoso, Inc. that were sold to former management;

   - Please disclose the net assets that existed at Promotora Valle Hermoso, Inc. after the sale of the existing business to former management but prior to the transaction with 494 UNR Open Joint Stock, Inc.; and

   - Please disclose the purchase price of the net assets of Promotora Valle Hermoso, Inc. that were sold to former management as well as how the purchase price was determined.

Background of the Transaction, page 4

8. Please disclose what aspects of your historical performance and future prospects led you to consider entering into strategic alternatives, including a business combination with 494 UNR Open Joint Stock, Inc.

Negotiation Leading to Acquisition of 494 UNR Open Joint Stock, Inc., page 4

9. Please disclose the nature of Wolf Blitz, Inc.'s consultancy, the terms of your engagement, as well as your relationship and past contacts.

10. Please disclose in more detail your search for a merger candidate and, if applicable, other strategic alternatives considered and conclusions drawn regarding those alternatives. Also, confirm whether any offers were made to you by other companies and the amount and form of consideration offered and the reason(s) for rejecting the offer(s). We may have further comment.

11. Please disclose the whether there was any board of director disagreement over the decision to pursue this transaction and the details related to the resolutions of those disagreements.

12. Please disclose more detail about the negotiation of the principal terms of the agreement with 494 UNR Open Joint Stock, Inc.

13. Please provide more detail regarding Melnik Junior's conversation with Melnik Senior. For instance, we note that 494 UNR Open Joint Stock, Inc. was looking for a way to access the Western capital markets. What other matters were discussed in this regard.

14. Please disclose when the conference call between the Melniks and 494 UNR Open Joint Stock, Inc.'s president occurred. Disclose whether there were any other participants and who they were. Disclose more detail about the discussions. For instance, was a merger with Promotora the only alternative considered.

Business, page 6

15. Please provide more detail regarding the business of 494 UNR Open Joint Stock, Inc. For instance, discuss your customer base, availability of raw materials, intellectual property, competitive position, and seasonality of your business, as applicable. We may have further comment.

Officers and Directors, page 13

16. Please state the term of office of each director.

Selected Financial Data, page 16

17. Please consider presenting basic and diluted earnings per share information.

Management's Discussion and Analysis, page 17

18. We urge you to find ways to provide additional quantitative disclosures that convey to investors the current and ongoing risks that you could face in the geographic markets you serve due to recent economic developments in the homebuilding and construction industries. We believe that you should provide detailed rather than general disclosures regarding these risks and exposures. For example, you should discuss the impact developments in the homebuilding and construction industries could have on your results of operations and liquidity, including risks related to the recoverability of your inventory.

19. Please address the following related to the discussion of your results of operations:

   • Please provide a comprehensive discussion of your results of operations for the year ended December 31, 2007 compared to the year ended December 31, 2006 similar to your results of operations discussion for the nine months ended September 30, 2008 compared to the nine months ended September 30, 2007. In this regard, you should provide a separate discussion for each statement of operations line item with significant changes;

   • Please address the business reasons for changes in your results of operations as well as whether there are any known trends or uncertainties that have had or that you expect will have a material favorable or unfavorable impact on your revenues or income from operations. For example, in your discussion of road construction revenues for the nine months ended September 30, 2008 compared to the nine months ended September 30, 2007, you state that the decrease in revenue is due to a low demand for road construction materials during the nine month period in 2008. You should discuss whether you expect this to be a continuing trend in future periods;

   • Where there is more than one reason for a change between periods, please quantify the extent to which each reason contributed to the overall change;

- Please provide a discussion of any statement of operations line item in which there have been significant changes when comparing periods. For example, please also discuss the reasons for significant changes in the other income and provision for income taxes line items; and

- Please tell us what consideration you gave to separately discussing cost of sales related to home building and road coverage revenues in a similar manner to your revenues discussion.

Liquidity and Financial Resources, page 19

20. Please provide a comprehensive discussion of your liquidity and financial resources, which should include a discussion of the significant changes in your sources and uses of cash from period to period and the impact of these changes on your liquidity and financial resources. Your discussion should include the following:

- Your consideration of whether you believe that your sources of cash will be sufficient to meet your cash and liquidity requirements over the next twelve months;

- Please identify and separately describe internal and external sources of liquidity. Please disclose any material unused sources of liquid assets; and

- Please discuss any known trends, demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way or that will impact your capital resources. This should include your consideration of developments in the homebuilding and construction industries.

Refer to Items 303(a)(1) and (2) of Regulation S-K.

Critical Accounting Policies, page 19

21. Given that inventory represents 71% of your total assets at December 31, 2007 and 65% of your total assets at September 30, 2008, please provide a critical accounting policy regarding your inventory to provide additional insight on how you perform your impairment analysis under SFAS 144. Please include the following:

- Please clarify how you determine when to test for impairment. Please expand your discussion to state the types of events and circumstances that you believe indicate impairment. Please address how frequently you evaluate for these types of events and circumstances;

- Please disclose how you group your assets for purposes of considering whether an impairment exists, including whether you evaluate your unsold homes under development on a community level. Refer to paragraph 4 of SFAS 144; and

- Please discuss the specific valuation methods used to determine fair value less direct costs to sell. You should discuss how sensitive the fair value estimates are to each of these significant estimates and assumptions used as well whether certain estimates and assumptions are more subjective than others.

22. We urge you to find ways to provide quantitative information that conveys to investors the overall risks of recoverability of your inventory. We also urge you to fully consider the guidance in Release No. 33-8350. In this regard, please note, in the Critical Accounting Estimates section of the Release, the Staff's view that companies should provide quantitative disclosures when quantitative information is reasonably available and will provide material information for investors. As a result, we caution you that, to the extent you gather and analyze information regarding the risks of recoverability of your inventory, such information may be required to be disclosed if it would be material and useful to investors. We believe that it is important to provide investors with information to help them evaluate the current assumptions underlying your impairment assessment relative to your current market conditions and your peers to enable them to attempt to assess the likelihood of potential future impairments. For example, if you have significant amounts of inventory for which you determine the fair value is close to your book value, please consider how you can constructively convey the potential risk associated with these inventory amounts. Please also consider disclosing contract cancellations in dollar amount for each period.

Financial Statements

Audited Financial Statements

Report of Independent Registered Public Accounting Firm, page 23

23. The audit report does not appear be signed. Please request your auditors to provide a signed report. Refer to Rule 2-02(a) of Regulation S-X.

24. Your auditors are located in Eatontown, New Jersey. The report states that 100% of your assets are located in the Russian Federation and 100% of your revenue is earned in the Russian Federation. In this regard, please request your auditors to briefly tell us supplementally how the audit of the assets and operations was

conducted. Please also request your auditors to tell us whether another auditor was involved in the audit of these operations and, if so, the name of the firm and the extent of their involvement.

25. Your disclosures on page 29 indicate that the financial statements show a retroactive restatement of your historical stockholders' equity to reflect the equivalent number of shares of common stock issued in the acquisition. Please request your auditors to advise as to what consideration was given as to whether the audit report should be dual-dated.

26. Please make arrangements with Wiener, Goodman & Company, P.C. to have them revise their report to indicate that their audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) as required by PCAOB Auditing Standard No. 1.

Consolidated Statement of Operations, page 25

27. The disclosures on page 18 indicate that you recorded a gain on the repayment of a loan. Please disclose in a footnote to your financial statements the terms of this repayment, including which loan this relates to and the amount of the gain recorded. Please tell us how you determined it was appropriate to record this gain in your determination of income from operations, rather than below income from operations. Refer to Rule 5-03 of Regulation S-X.

Consolidated Statement of Stockholders' Equity, page 26

28. Please present a total amount for comprehensive income for each period presented. Refer to paragraph 14 of SFAS 130.

Notes to the Financial Statements, page 29

General

29. It appears that you have determined that you have one reportable segment. Please provide the disclosures required by paragraph 26 of SFAS 131. Given the apparent differences in your home building and construction operations, please help us understand how you determined that you have one reportable segment related to all of your operations. Please address the following:

- Please tell us what you consider to be your operating segments under paragraph 10 of SFAS 131 and explain why. Your explanation should identify who your CODM is and how you determined your CODM in accordance with paragraph 12 of SFAS 131; and

- If you have aggregated multiple operating segments, please tell us how you determined that each of your operating segments have similar economic characteristics and meet each of the other criteria required by paragraph 17 of SFAS 131 for aggregation.

Note 1. Description of Business and Summary of Significant Accounting Policies, page 29

Revenue Recognition, page 30

30. Please expand your revenue recognition policy to address your consideration of all of the revenue recognition criteria in paragraphs 3 to 5 of SFAS 66. Please specifically address how you recognize revenue related to the sale of apartments, including your consideration of EITF 06-08.

31. Please disclose the accounting literature used to record revenues related to road coverage. For example, if you use SOP 81-1, please clarify.

32. Your disclosures indicate that you have received a significant amount of cash advances from customers. Please disclose whether these amounts are nonrefundable. If they are refundable, please disclose the terms and conditions under which these amounts could be refunded. Please also discuss in MD&A changes in your refund rate from period to period, if material.

Receivables, page 30

33. Please disclose your typical payment terms, the specific methods you use to evaluate whether amounts are collectible, and when amounts are due.

Post Development Completion Costs, page 31

34. Please further clarify the nature of these costs, including whether these are related to your home building or road coverage revenues. Please disclose the related amounts recorded in costs of sales during each period presented as well as the amount recorded as of each balance sheet date in accounts payable. Please disclose whether you record revenue prior to completing this additional work and your basis for doing so.

Foreign Currency Translation, page 32

35. Please disclose that the Russian ruble is your functional currency and the United States dollar is your reporting currency, if true, pursuant to SFAS 52.

Prepaid Expenses, page 32

36. Please consider providing a further breakdown of your prepaid expenses, which shows the specific types of goods and services reported in prepaid expenses. This breakdown should also show corresponding amounts by type of goods and services as well as the period over which you expect to amortize these amounts.

Note 2. Property, page 33

37. Please disclose the range of estimated useful lives for each category. For categories that have very broad useful lives, you should separately discuss the types of assets that fall in each part of the range.

Note 3. Inventories, page 34

38. Please clarify the nature of the items included in raw materials and finished goods, including whether these items are related to your home building and/or your road coverage operations.

Note 4. Notes Payable, page 34

39. Please disclose here or elsewhere in the filing the specific terms of any material debt covenants in your debt agreements.   For any material debt covenants, please disclose the required ratios as well as the actual amounts/ratios as of each reporting date. This will allow readers to understand how much cushion there is between the required amounts/ratios and the actual amounts/ratios. Please also consider disclosing the specific computations used to arrive at the actual amounts/ratios with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Note 5. Income Taxes, page 34

40. Please provide all the disclosures required by paragraphs 20 and 21 of FIN 48, including your policy on classifying interest and penalties on your statements of operations.

Note 8. Commitments and Contingencies, page 36

41. Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. In addition, paragraph 5.n. of SFAS 13, as

amended by SFAS 29, discusses how lease revenues that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should be initially included in your minimum lease revenues. If, as we assume, each of these items is included in computing your minimum lease revenues and the minimum lease revenues are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how you considered the provisions in SFAS 13 and FTB 88-1 in reaching the conclusions you did regarding your accounting treatment.

42. Please provide the disclosures required by paragraph 23(b) of SFAS 13.

Unaudited Financial Statements

General

43. Please address the above comments, as applicable.

44. In light of the recapitalization transaction, please also present a statement of stockholders' equity for the interim period ended September 30, 2008.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2007

General

45. Please address the above comments in your future filings, as applicable.

Item 8A.(T) Controls and Procedures, page 13

46. We remind you of the following requirements of Item 308T(a) of Regulation S-B:

- There should be a statement of your management's responsibility for establishing and maintaining adequate internal control over financial reporting. In this regard, it is not clear why you have stated that management of Centerplate, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. Please advise;

- Management's assessment of the effectiveness of internal control over financial reporting should be as of the end of your fiscal year. In this regard, it is not clear why you performed your assessment as of January 1, 2008 and stated your conclusion as of January 1, 2008. Please confirm that your internal control over financial reporting was also effective as of December 31, 2007, if true; and

- A statement in substantially the same form as included in Item 308T(a)(4) of Regulation S-B should have been provided.

Exhibits 31.1 and 31.2

47. Your certifications omit the internal control over financial reporting language from the introductory portion of paragraph 4 as well as paragraph 4(b) of the certifications. Please file an amendment to your Form 10-KSB to include certifications that do not exclude the introductory portion of paragraph 4 as well as paragraph 4(b). Please note that the Form 10-KSB/A can solely include the cover page, explanatory note, signature page, and Items 1, 2, 4, and 5 of the certifications. Please ensure that the revised certifications refer to the Form 10-KSB/A and are currently dated. Refer to Section 246.13 of the Division of Corporation Finance - Compliance and Disclosure Interpretations of Regulation S-K, which can be found at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

48. We note the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2008

General

49. Please address the above comments in your interim filings as well.

Item 4T. Controls and Procedures, page 17

50. Your conclusion regarding the evaluation of disclosure controls and procedures only refers to part of the definition of disclosure controls and procedures that is included in Exchange Act Rules 13a-15(e) and 15d-15(e). Please confirm, if true, that that there is no change in your conclusion about the effectiveness of disclosure controls and procedures when considering the complete definition of disclosure controls and procedures provided in Exchange Act Rules 13a-15(e) and 15d-15(e). Please state your conclusion about the effectiveness of disclosure controls and procedures while providing the complete definition of disclosure controls and procedures in future filings. Alternatively, you may simply state that your disclosure controls and procedures are effective, or not effective, without providing any part of the definition of disclosure controls and procedures that is included in Exchange Act Rules 13a-15(e) and 15d-15(e).

FORM 8-K/A FILED ON SEPTEMBER 3, 2008

51. Your disclosures included in the Form 8-K filed on August 7, 2008, which was subsequently amended on September 3, 2008, indicate that there were two transactions which took place on August 5, 2008. These two transactions were the sale of your existing business to former management and the acquisition of 494 UNR Open Joint Stock, Inc. It is not clear how you determined that pro forma financial information should not be provided to show the impact of each of these transactions. Please advise or amend your Form 8-K to provide the pro forma financial information. Refer to Item 9.01 of the Form 8-K.

52. Given the sale of your existing business to former management, please advise how you determined that you were not required to file a Form 8-K pursuant to Item 5.06 of the Form 8-K.

Conclusion

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United

States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Nudrat Salik, Staff Accountant at (202) 551-3692 or Rufus Decker, Accounting Branch Chief at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Michael Paige, Esq. (*via facsimile 202/457-1678*)
    Jackson & Campbell, P.C.
    One Lafayette Centre, 300 South Tower
    1120 20th Street, N.W.
    Washington, D.C. 20036